Mail Stop 3561

April 16, 2008

Via U.S. Mail

Barbara Tejeda
Chairman, Chief Executive Officer,
Chief Financial Officer and Director
El Maniel International, Inc.
7424 Brighton Village Drive
Raleigh, North Carolina 27616

Re: **El Maniel International, Inc.**
                Amendment No. 1 to Registration Statement on Form S-1
                Filed April 4, 2008
                File No. 333-148988

Dear Ms. Tejeda:

We have reviewed your responses to the comments in our letter dated February 27, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

Prospectus

Risk Factors, page 2

1. We note your response to prior comment 7 and reissue. We could not locate the requested new risk factors. Please revise to add risk factors about your serious undercapitalization, the health hazards of tobacco and its decline in popularity, the taxes on tobacco products and the disincentive that creates and the limits on advertising or tell us why you believe they are not necessary.

The Offering Price of the Shares, page 3

2. We reissue previous comment no. 8. We note your response. Either revise to include a bona fide price or send us the offering materials for the private placement. We may have further comments upon your response.

Establishing a New Brand Requires an Effective Marketing and Product Placement Which May Take a Long Period of Time, page 3

3. Revise to clarify here and throughout the prospectus whether you have initiated any advertising or marketing programs. We note that on page 11 you stated that you have not commenced any marketing campaigns.

The Company is Subject to the Risks Associated with Foreign Operations and International Trade…, page 4

4. You stated that although you do not have any contract to purchase tobacco in the Dominican Republic, all of your "existing" and planned operations are located there. Revise to explain what consists of your "existing" operations in the Dominican Republic.

We are Selling Premium Cigars in a Highly Competitive Market and We Are Unsure as to Whether or Not There Will Be any Consumer Demand for Our Product, page 4

5. Revise the risk factor to delete the reference to "pharmaceutical" raw materials.

Directors, Executive Officers, page 7

6. We note your response to prior comment 17 and reissue. Please revise to disclose with *specificity* the dates of employment whenever possible and to include employers and job titles held during such periods so that the investor may gain an understanding of the experience of your executives and officers.

Description of Business, page 10

7. Refer to the fourth paragraph in this section and the description of the rise in the tobacco industry since 1997. Please revise to include, if possible, updated information regarding the number of imports since 2005.

Products, page 10

8. Refer to the second paragraph in this section and your description of the "initial test sale." Please revise the disclosure to clarify whether the test sale is the Macau sale that you referred to on page 10.

9. Refer to the third paragraph on page 10 and the reference to "turn-key" cigar smoking experience. Revise to define what "turn-key" means the first instance the term is used.

Management Discussion and Analysis, page 11
Plan of Operation, page 11

10. We note your response to prior comment 31 and reissue. You have only listed the anticipated expenses of $75,000 for the next twelve months and the expenses for the marketing campaign. As you expect to purchase cigars for distribution, provide detailed disclosure on the costs for such purchases for your inventory. Specifically, please provide additional disclosure with regard to your plan of operations, first for the next twelve months and, then, to the point of generating revenues. Discuss each of your planned activities, each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and discuss the manner in which you intend to conduct your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. We may have additional comments after reviewing your response.

Executive Compensation, page 13

11. Refer to the summary compensation table on page 13 and footnote 2. You stated that Ms. Tejeda received 5,000,000 shares of common stock having a value of $5,000 in exchange for serviced rendered. Revise the summary compensation table to indicate the fair market value of the shares as you have listed the number of shares received.

Part II

Undertakings, page II-4

12. We could not locate the undertakings as set forth in Item 512(h) of Regulation S-B. Revise to include such undertakings.

Exhibit 10.2

13. We note that you have filed the letter agreement with ABAM SA. However, some of the material terms to the agreement could not be located. In particular, we could not locate the duration, contract price and governing law provisions. Revise to include such provisions or explain why such provisions are unnecessary.

Exhibit 10.3

14. We note that Europa Capital will provide "administrative and other miscellaneous" services to the company. Revise in an appropriate place in the prospectus to clarify what other services will Europa Capital provide the company. Do these services include consulting and marketing services?

Other

15. The independent public accountants in each amendment should furnish manually signed and currently dated consents to the registration statement.

16. In the event of delay in effectiveness of the Form S-1, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3755 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Gregg E. Jaclin, Esq.
        facsimile: (732) 577-1188